As filed with the Securities and Exchange Commission on March 3, 2016

Registration No. 333-205173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Baxalta Incorporated

(Exact name of registrant as specified in its charter)

Delaware	2834	47-1869689
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1200 Lakeside Drive

Bannockburn, Illinois 60015

224-940-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter G. Edwards

1200 Lakeside Drive

Bannockburn, Illinois 60015

224-940-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-205173) (the registration statement) of Baxalta Incorporated is being filed pursuant to the undertakings in Item 17 of the registration statement to update and supplement the information contained in the registration statement, as originally declared effective by the Securities and Exchange Commission on July 9, 2015, to include the information contained in the registrant’s Annual Report on Form 10-K for the year ended December 31, 2015 that was filed with the Securities and Exchange Commission on March 3, 2016.

The information included in this filing updates the registration statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the registration statement.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED MARCH 3, 2016

PROSPECTUS

Baxalta Incorporated

The 3,500,000 shares of common stock covered by this prospectus may be acquired by participants in the Baxalta Incorporated 2015 Incentive Plan (the 2015 Plan) upon the exercise of certain options to purchase shares of the common stock of Baxalta Incorporated (Baxalta) and upon vesting of certain awards issued pursuant to the 2015 Plan. All awards are subject to the terms of the 2015 Plan and the applicable award agreement. Any proceeds received by Baxalta from the exercise of stock options covered by the 2015 Plan will be used for general corporate purposes.

Our common stock is listed on the New York Stock Exchange under the symbol “BXLT.”

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” referred to on page 4.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2016.

i

Presentation of Information

Unless the context otherwise requires, references in this prospectus to “Baxalta,” “the company,” “we” or “our” refer to Baxalta Incorporated, a Delaware corporation, and its combined subsidiaries. References to Baxalta’s historical business and operations refer to the business and operations of Baxter’s biopharmaceuticals business that were transferred to Baxalta in connection with the separation and distribution. References in this prospectus to “Baxter,” “Baxter International Inc.” and “Baxter International” refer to Baxter International Inc., a Delaware corporation, and its consolidated subsidiaries (after giving effect to the separation and distribution), unless the context otherwise requires.

“Combined company” or “combined company” refers collectively to Baxalta and Shire plc following the completion of our proposed merger with Shire plc.

“Distribution” or “distribution” refers to the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta common stock to shareholders of Baxter.

“Separation” or “separation” refers to the separation of the biopharmaceuticals business from Baxter and the creation of an independent, publicly traded company holding the biopharmaceuticals business through a distribution of shares of Baxalta common stock to the Baxter shareholders.

“Spin-off” or “spin-off” refers to the contribution of property by Baxter in one or more transfers to Baxalta in exchange for shares of Baxalta common stock, cash, and the assumption of certain liabilities, together with the distribution.

ii

PROSPECTUS SUMMARY

The following is a summary of information included elsewhere in this prospectus. This summary may not contain all the information that may be important to you. To better understand the offering and Baxalta’s business and financial position, you should carefully review this entire prospectus and the documents incorporated by reference herein. Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus assumes the completion of all the transactions referred to in this prospectus in connection with the separation and distribution.

This prospectus describes the businesses transferred to Baxalta by Baxter in the separation as if the transferred businesses were Baxalta’s businesses for all historical periods described. References in this prospectus to Baxalta’s historical assets, liabilities, products, businesses or activities of Baxalta’s business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Baxter and its subsidiaries prior to the separation.

Baxalta

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Recent Developments

On January 11, 2016, Shire plc (Shire), BearTracks, Inc. (Merger Sub), a wholly owned subsidiary of Shire, and Baxalta entered into an Agreement and Plan of Merger (the merger agreement), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Baxalta, with Baxalta being the surviving corporation, and Baxalta will become a wholly owned subsidiary of Shire (the Merger).

On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the Merger, each share of Baxalta common stock issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares of Baxalta and any shares of Baxalta common stock owned by Shire or any subsidiary of Shire (including Merger Sub) or Baxalta, and other than shares of Baxalta common stock as to which dissenters’ rights have been properly exercised) will be canceled and converted into the right to receive both (i) $18.00 in cash, without interest and (ii) 0.1482 of an American Depositary Share of Shire (Shire ADS) duly and validly issued against Shire’s ordinary shares (the Shire Ordinary Shares), par value £0.05 per share (the Per Share Stock Consideration), except that cash will be paid in lieu of fractional Shire ADSs. Based on the number of shares of outstanding capital stock and equity awards of Baxalta and Shire as of December 31, 2015, upon closing of the Merger, Baxalta shareholders are expected to own approximately 34% of the combined company. Shire may, at its sole discretion, permit holders of Baxalta common stock to elect to receive 0.4446 of a Shire Ordinary Share for each outstanding share of Baxalta common stock in lieu of the Per Share Stock Consideration. See Part I, Item 1 of our Annual Report on Form 10-K under the heading “The Proposed Merger” for additional information regarding the merger agreement and other agreements relating to the Merger.

We expect the Merger to close in mid-2016, subject to the satisfaction or waiver of certain conditions described under the heading “The Proposed Merger” in Part I, Item 1 of our Annual Report on Form 10-K, which is incorporated by reference herein. However, we cannot provide any assurance as to the actual timing of completion of the Merger, or whether the Merger will be completed at all.

Risks Related to Baxalta’s Business and the Separation

An investment in Baxalta common stock is subject to a number of risks, including risks related to Baxalta’s business, the separation and distribution and the proposed Merger with Shire. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Baxalta’s Business

•	Baxalta is currently dependent upon the revenues generated by its three principal products: ADVATE, FEIBA and GAMMAGARD LIQUID. If Baxalta is unable to successfully introduce new products, encounters negative developments with respect to its existing products or fails to keep pace with advances in technology, Baxalta’s business, financial condition and results of operations could be adversely affected.

•	Issues with product quality could have a material adverse effect upon Baxalta’s business, subject Baxalta to regulatory actions and cause a loss of customer confidence in Baxalta or its products.

•	Baxalta is subject to a number of existing laws and regulations in a changing regulatory environment, non-compliance with which could adversely affect Baxalta’s business, financial condition and results of operations.

•	ADVATE and Baxalta’s other products face substantial competition in the product markets in which it operates.

•	If Baxalta is unable to successfully implement its business development strategy or expand its product portfolio through external collaborations, Baxalta’s business could suffer and Baxalta’s business, financial condition and results of operations could suffer.

•	If reimbursement for Baxalta’s current or future products is reduced or modified in the United States or abroad, its business could suffer.

Risks Related to the Separation and Distribution

•	Baxalta has only operated as an independent company since July 1, 2015, and Baxalta’s historical and pro forma financial information prior to that date is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

•	Baxalta may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may adversely affect Baxalta’s business.

Risks Related to the Proposed Merger with Shire

•	The Merger is subject to the satisfaction of various conditions and, as a result, if any conditions to the Merger are not satisfied or, where waiver is permitted by applicable law, not waived, the Merger will not be consummated. Failure to consummate the Merger could negatively impact the price of Baxalta common stock and our future business and financial results.

•	If the Merger is consummated, the combined company may be unable to realize the full extent of the anticipated benefits of the proposed Merger, including estimated cost synergies.

Corporate Information

Baxalta was incorporated in Delaware on September 8, 2014 in connection with the separation of Baxter’s biopharmaceuticals business from its diversified medical products businesses. The company’s corporate headquarters are located at 1200 Lakeside Drive, Bannockburn, Illinois. Baxalta’s telephone number is 224-940-2000.

Baxalta also maintains an Internet site at www.baxalta.com. Baxalta’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

THE OFFERING

Securities Offered	3,500,000 shares of common stock.

Use of proceeds	Baxalta intends to use any proceeds received by it from the exercise of stock options covered by the 2015 Plan for general corporate purposes.

Listing	Baxalta common stock is listed on the New York Stock Exchange under the ticker symbol “BXLT.”

RISK FACTORS

An investment in our common stock involves risk. We urge you to carefully consider the risks and other information described under the caption “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, incorporated by reference into this prospectus, before making an investment decision. Any of the risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and other materials Baxalta has filed or will file with the SEC include, or will include, forward-looking statements. Use by Baxalta of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this prospectus, other than statements of historical facts, including statements about future events or financial performance, are forward-looking statements that involve certain risks and uncertainties.

These forward-looking statements may include statements with respect to accounting estimates and assumptions, the company’s expectations regarding the separation, including separation costs, litigation-related matters including outcomes, future regulatory filings and the company’s R&D pipeline, strategic objectives, credit exposure to foreign governments, potential developments with respect to credit ratings, investment of foreign earnings, estimates of liabilities including those related to uncertain tax positions, contingent payments, future pension plan contributions, costs, discount rates and rates of return, the company’s exposure to financial market volatility and foreign currency and interest rate risks, geographic expansion, the impact of competition, future sales growth, business development activities, business optimization initiatives, future capital and R&D expenditures, future transactions in the company’s securities and debt issuances, the impact of healthcare reform, manufacturing expansion, the sufficiency of the company’s facilities, financial flexibility, future cash flows, the adequacy of credit facilities, derivative instruments and capitalization, tax provisions and reserves, Baxalta’s effective tax rate, the impact on the company of recent tax legislation, the expected impact of the separation and all other statements that do not relate to historical facts.

These forward-looking statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions, and expected future developments as well as other factors that Baxalta believes are appropriate in the circumstances. While these statements represent Baxalta’s current judgment on what the future may hold, and Baxalta believes these judgments are reasonable, these statements are not guarantees of any events or financial results. Whether actual future results and developments will conform to expectations and predictions is subject to a number of risks and uncertainties, including the following factors, many of which are beyond Baxalta’s control:

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to the company’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	the company’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	the company’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of the company’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce the company’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the company’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on the company and its customers and suppliers, including foreign governments in certain countries in which the company operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside of the United States;

•	breaches or failures of the company’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of the company’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	the company’s ability to successfully develop and introduce biosimilar products;

•	the company’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that were executed as part of the separation;

•	the company’s ability to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation;

•	the tax treatment of the distribution and the limitations imposed on the company under the tax matters agreement that the company entered into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of the company’s executive officers and directors because of their previous or continuing positions at Baxter;

•	the company’s ability to achieve benefits from the separation in a timely manner;

•	the company’s ability to access the capital markets following the separation from Baxter;

•	changes to the timing of the subsequent disposal of the equity retained by Baxter;

•	the inability to complete the Merger due to the failure to obtain the approval of Baxalta’s or Shire’s stockholders or the failure to satisfy other conditions to completion of the Merger;

•	the failure to obtain regulatory approvals required for the Merger, or required regulatory approvals delaying the Merger or causing the parties to abandon the Merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceeding that may be instituted against Baxalta and others following the announcement of the Merger;

•	the amount of the costs, fees, expenses and charges related to the Merger;

•	the effect of the announcement of the Merger on Baxalta’s client relationships, operating results and business generally, including without limitation the ability to retain key employees;

•	the failure of Shire to obtain the necessary financing for the Merger;

•	the risk that the benefits of the Merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the failure of relevant tax opinions that are a condition to the Merger to be obtained on acceptable conditions or at all;

•	the risk that the Merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating Baxalta’s employees or operations;

•	the potential diversion of Baxalta’s management’s attention resulting from the proposed Merger and of the combined company’s management’s attention resulting from integration issues after the Merger; and

•	other factors identified elsewhere in this prospectus and in the documents incorporated by reference herein, including the risk factors described in Part I, Item 1A of our Annual Report on Form 10-K under the section entitled “Risk Factors,” and in other filings with the Securities and Exchange Commission (the SEC).

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxalta or its subsidiaries or businesses or operations. Baxalta undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law. Factors that could cause actual results or events to differ materially from those anticipated include the matters described in the section of this prospectus entitled “Prospectus Summary” and in Part I, Items 1, 1A and 7 of our Annual Report on Form 10-K, incorporated by reference herein, under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” respectively, which contain forward-looking statements.

USE OF PROCEEDS

Any proceeds received by Baxalta from the exercise of Baxalta stock options covered by the 2015 Plan will be used for general corporate purposes. These proceeds represent the exercise prices for the Baxalta stock options.

PLAN OF DISTRIBUTION

In connection with the separation, outstanding awards granted under Baxter’s equity compensation programs (whether held by Baxter or Baxalta employees or other participants) were converted into adjusted awards based on shares of Baxter common stock, shares of Baxalta common stock or both, as described in Part III, Item 11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, incorporated by reference herein, under the headings “Replacement Awards Granted in 2015” and “Outstanding Equity Awards at 2015 Year-End— Adjustments to Equity Awards in connection with the Spin-off.” Those adjusted awards that are based on Baxalta common stock, which are referred to as Replacement Awards, were granted by Baxalta under the Baxalta Incorporated 2015 Incentive Plan, in accordance with the terms of the employee matters agreement that Baxalta entered into with Baxter in connection with the separation. The registration statement of which this prospectus forms a part covers shares of Baxalta common stock issued pursuant to Replacement Awards that were granted to individuals who, at the time of the distribution, were no longer employed by or serving on the board of directors of Baxter. The registration statement does not cover any shares of Baxalta common stock issued pursuant to Replacement Awards that were granted to any individual who, upon completion of the distribution, were employed by or serve on the board of directors of either Baxter or Baxalta, or any other awards that Baxalta granted after the distribution or which it may grant in the future under the Baxalta Incorporated 2015 Incentive Plan.

BAXALTA INCORPORATED 2015 INCENTIVE PLAN

Eligibility

All officers, directors or other employees of Baxalta or its subsidiaries, consultants, independent contractors or agents of Baxalta or its subsidiaries, and persons who are expected to become officers, employees, directors, consultants, independent contractors or agents of Baxalta or a subsidiary, including, in each case, directors who are not employees of Baxalta or a subsidiary, are eligible to receive awards under the 2015 Plan. Baxalta employed approximately 17,000 persons as of December 31, 2015.

New Plan Benefits

The specific individuals who will be granted awards under the 2015 Plan (Participants) and the type and amount of any such awards will be determined by the Committee (as defined below), subject to annual limits on the maximum amounts that may be awarded to any individual, as described below. Accordingly, future awards to be received by or allocated to particular individuals under the 2015 Plan are not presently determinable.

Administration

A committee selected by Baxalta’s Board of Directors (the Committee) will administer the 2015 Plan. The Committee must be comprised of at least two members of the Board of Directors (unless a larger number is required by applicable Securities and Exchange Commission or stock exchange listing rules). Performance-based awards under the 2015 Plan must be made by a committee that consists solely of outside directors determined under Section 162(m) of the Code. Grants of awards to directors who are not employees of Baxalta or a subsidiary must be made by the full Board of Directors and the full Board of Directors will be the Committee with respect to such awards. Otherwise, unless specified by the Board of Directors, the Committee will be the Compensation Committee. Except to the extent prohibited by applicable law or the rules of any stock exchange, the Committee may delegate its responsibilities under the 2015 Plan to one or more of its members or to other persons selected by it.

Subject to the terms and conditions of the 2015 Plan and the individual award agreements, the Committee will have the authority and discretion to: (i) select eligible individuals who will receive awards under the 2015 Plan; (ii) determine the time or times of receipt of awards; (iii) determine the types of awards and the number of shares covered by the awards; (iv) establish the terms, conditions, performance targets, restrictions, and other provisions of such awards; (v) modify the terms of, cancel, or suspend awards; (vi) reissue or repurchase awards; and (vii) accelerate the exercisability or vesting of any award. In making such award determinations, the Committee may take into account the nature of services rendered by the respective individual, the individual’s present and potential contributions to Baxalta’s or a subsidiary’s success and such other factors as the Committee deems relevant. The Committee will have the authority and discretion to determine the extent to which awards under the 2015 Plan will be structured to conform to the requirements applicable to performance-based compensation (as discussed below), and to take such action, establish such procedures and impose such restrictions at the time such awards are granted as the Committee determines to be necessary or appropriate to conform to those requirements. The Committee also has the authority and discretion to conclusively interpret the 2015 Plan, to establish, amend and rescind any rules and regulations relating to the 2015 Plan, to determine the terms and provisions of any agreements made pursuant to the 2015 Plan, to remedy any defect or omission and reconcile any inconsistency in the 2015 Plan or any award, and to make all other determinations that may be necessary or advisable for the administration of the 2015 Plan.

Shares Subject to the 2015 Plan and Limits on Awards

The maximum number of shares that may be delivered to Participants and their beneficiaries under the 2015 Plan may not exceed 91,000,000 shares of Baxalta’s common stock, subject to adjustment as described below. Any shares subject to full value awards made under the 2015 Plan (see “Type of Awards—Full Value Awards” below) shall be counted against the 91,000,000 limit as three (3) shares for every one (1) share issued in connection with such award. Any shares subject to an award that expires or is forfeited, cancelled, surrendered, or terminated without issuance of shares (including shares attributable to awards settled in cash) will again be available for awards under the 2015 Plan; provided that if shares subject to any full value award made under the 2015 Plan are forfeited, cancelled, surrendered or terminated without issuance of shares, three (3) times the number of shares so forfeited cancelled, surrendered or terminated will again be available for issuance under the 2015 Plan. The 2015 Plan will not permit adding shares back to the number available for issuance when a SAR is net settled, when shares are retained or delivered to Baxalta to pay the exercise price and/or tax withholding requirements associated with an award, or when Baxalta repurchases shares on the open market using the proceeds from payment of the exercise price in connection with the exercise of an outstanding stock option. Substitute awards (that is, awards issued in assumption of, or in substitution or exchange for, an award previously granted or the right or obligation to make a future award, by a company acquired by Baxalta or a subsidiary or with which Baxalta or a subsidiary combines) do not reduce the number of shares of common stock that may be issued under the 2015 Plan or that may be covered by awards granted during any calendar year to a Participant as described below. Shares used for awards under the 2015 Plan may be shares currently authorized but unissued or currently held or subsequently acquired by Baxalta as treasury shares, including shares purchased in the open market or in private transactions. To the extent provided by the Committee, an award under the 2015 Plan may be settled in cash rather than common stock.

The following additional limits apply to awards under the 2015 Plan: (i) no more than 91,000,000 aggregate shares of common stock may be delivered to Participants and their beneficiaries with respect to incentive stock options; (ii) the maximum number of shares of common stock that may be covered by options and SARs granted to any one Participant in any one calendar year is 2,000,000 (not including “Replacement Awards” as defined below); (iii) the maximum number of shares of common stock that may be delivered pursuant to full value awards intended to be “performance-based compensation” (as described below) that are granted to any one Participant during any one calendar-year period, regardless of whether settlement of the award is to occur prior to, at the time of, or after the time of vesting, is 500,000 (not including Replacement Awards); and (iv) the maximum amount of cash incentive awards intended to be “performance-based compensation” payable to any one Participant for any twelve month performance period will be $10,000,000 (on an aggregate basis if there is more than one performance period in a year). If awards are denominated in cash but an equivalent amount of shares is delivered in lieu of cash, the applicable limits for performance-based compensation will be applied to the cash based on the methodology used by the Committee to convert the cash into shares. Any adjustment in the amount delivered due to deferred delivery of shares or cash is disregarded for purposes of applying the foregoing limits for performance-based compensation.

Adjustments

In the event a stock dividend, stock split, reverse stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, distribution, split-up, spin-off, exchange of shares, or similar corporate transaction affects the shares such that the Committee determines, in its sole discretion, that an adjustment is warranted in order to preserve the benefits or prevent the enlargement of benefits of awards under the 2015 Plan, then the Committee shall, in the manner it deems equitable: (i) adjust the number and kind of shares that may be delivered under the 2015 Plan (including adjustments to the individual limits); (ii) adjust the number and kind of shares subject to outstanding awards; (iii) adjust the exercise price of outstanding options and SARs; and (iv) make other adjustments, including without limitation, (A) replacement of awards with other awards that the Committee determines have comparable value and are based on stock of a company resulting from or involved in the transaction, and (B) cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment.

Types of Awards

The types of awards that may be granted by the Committee to Participants under the 2015 Plan are described below.

Stock Options

The Committee may grant incentive stock options or non-qualified stock options under the 2015 Plan. A stock option gives the Participant the right to purchase shares of common stock at an exercise price determined under the option. Incentive stock options are options that are intended to satisfy the requirements of Section 422 of the Code and may only be granted to employees of Baxalta and its subsidiaries (as defined in Section 424 of the Code). The exercise price for an option cannot be less than the fair market value of a share of common stock on the date the option is granted. The Committee may grant options in tandem with SARs, in which case the exercise price of the option and SAR will be the same, and the exercise of the option or SAR with respect to a share will cancel the corresponding tandem SAR or option, as applicable, with respect to such share.

Options granted under the 2015 Plan will be exercisable in accordance with the terms established by the Committee; provided, however, that options may only be exercised with respect to whole shares. The exercise price of an option will be payable in cash or cash equivalents, in shares of common stock valued at fair market value as of the day of exercise, or in a combination thereof, and to the extent permitted by the Committee may also be paid through a broker-assisted cashless exercise, by withholding a number of shares with a fair market value equal to the exercise price, or by any other method permitted by applicable law. The exercise price must be paid in full at the time of exercise (except if the exercise price is paid using cash equivalents, payment may be made as soon as practicable after the exercise). The Committee, in its discretion, may impose such conditions, restrictions and contingencies on shares acquired pursuant to the exercise of an option as the Committee determines to be desirable.

Except for adjustments to shares in connection with corporate transactions or as approved by Baxalta’s shareholders, the exercise price of an option cannot be decreased after the date of grant and no option may be surrendered in consideration for the grant of a replacement option at a lower exercise price.

In no event will an option expire more than ten years after the date of grant (or such shorter period required by law or the rules of any stock exchange).

Stock Appreciation Rights

The Committee may grant SARs under the 2015 Plan. An SAR entitles the Participant to receive the amount (in cash or stock) by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Committee. The exercise price of an SAR cannot be less than the fair market value of a share of common stock on the date the SAR is granted. The Committee may grant SARs in tandem with options, in which case the exercise price of the SAR and option will be the same, and the exercise of the SAR or option with respect to a share will cancel the corresponding tandem option or SAR, as applicable, with respect to such share.

SARs granted under the 2015 Plan will be exercisable in accordance with the terms established by the Committee; provided, however, that SARs may only be exercised with respect to whole shares. The Committee, in its discretion, may impose such conditions, restrictions and contingencies on shares acquired pursuant to the exercise of an SAR as the Committee determines to be desirable.

Except for adjustments to shares in connection with corporate transactions or as approved by Baxalta’s shareholders, the exercise price of an SAR cannot be decreased after the date of grant and no SAR may be surrendered in consideration for the grant of a replacement SAR at a lower exercise price.

In no event will an SAR expire more than ten years after the date of grant (or such shorter period required by law or the rules of any stock exchange).

Full Value Awards

The Committee may grant full value awards under the 2015 Plan. A “full value award” is the grant of one or more shares of common stock or a right to receive one or more shares of common stock in the future (including restricted shares, restricted share units, performance shares, dividend equivalent units and performance share units), with such grant subject to one or more of the following, as determined by the Committee:

•	The grant may be in consideration of a Participant’s previously performed services, or surrender of other compensation that may be due.

•	The grant may be contingent on the achievement of performance or other objectives during a specified period.

•	The grant may be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant or achievement of performance or other objectives.

The grant may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee, including provisions relating to dividend or dividend equivalent rights and deferred payment or settlement.

Cash Incentive Awards

The Committee may grant “cash incentive awards” under the 2015 Plan which are the grant of rights to receive a payment of cash (or in the discretion of the Committee, shares of common stock having value equivalent to the cash otherwise payable) that are contingent on achievement of performance objectives over a specified period established by the Committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee, including provisions relating to deferred payment.

Performance Measures

An income tax deduction for Baxalta will generally be unavailable for annual compensation in excess of $1 million paid to the chief executive officer or any of the three most highly compensated officers (other than the chief financial officer under current guidance). However, amounts that constitute “performance-based compensation” are not counted toward the $1 million limit. It is expected that options and SARs granted under the 2015 Plan will satisfy the requirements for “performance-based compensation.” The Committee may designate whether any full value awards or cash incentive awards being granted to any Participant are intended to be “performance-based compensation” as that term is used in Section 162(m) of the Code. Any such awards designated as intended to be “performance-based compensation” will be conditioned on the achievement of one or more performance measures, to the extent required by Code Section 162(m).

The performance measures that may be used by the Committee for such awards will be based on any one or more of the following, as selected by the Committee: (i) sales or net sales; (ii) gross profit or margin; (iii) expenses, including cost of goods sold, operating expenses, marketing and administrative expense, research and development, restructuring or other special or unusual items, interest, tax expense, or other measures of savings; (iv) operating earnings, earnings before interest, taxes, depreciation, or amortization, net earnings, earnings per share (basic or diluted) or other measure of earnings; (v) cash flow, including cash flow from operations, investing, or financing activities, before or after dividends, investments, or capital expenditures; (vi) balance sheet performance, including debt, long or short term, inventory, accounts payable or receivable, working capital, or shareholders’ equity; (vii) return measures, including return on invested capital, sales, assets, or equity; (viii) stock price performance or shareholder return; (ix) economic value created or added; or (x) implementation or completion of critical projects, including acquisitions, divestitures, and other ventures, process improvements, product or production quality, attainment of other strategic objectives, including market penetration, geographic expansion, product development, regulatory or quality performance, innovation or research goals, or the like.

In each case, performance may be measured (A) on an aggregate or net basis; (B) before or after tax or cumulative effect of accounting changes; (C) relative to other approved measures, on an aggregate or percentage basis, over time, or as compared to performance by other companies or groups of other companies; or (D) by product, product line, business unit or segment, or geographic unit. The performance targets may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each of the foregoing performance targets will be determined in accordance with U.S. generally accepted accounting principles, or in accordance with accounting principles established by the International Accounting Standards Board, where applicable, and in any case will be subject to certification by the Committee; provided that the Committee will have the authority to exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual, special, or non-recurring events, asset write downs, litigation or claim judgments or settlements, reorganization or change in the capital structure of Baxalta, foreign exchange gains or losses and the cumulative effects of tax or accounting principles as identified in financial results filed with or furnished to the Securities and Exchange Commission.

For awards intended to be “performance-based compensation,” the grant of the awards and the establishment of the performance measures will be made during the period required under Code Section 162(m).

Dividends and Dividend Equivalents

Awards may provide for the payment or crediting of dividends or dividend equivalents with respect to the underlying shares, which will either be paid at the same time that dividends are paid on Baxalta’s shares, or deferred and paid only at the time and to the extent that the award vests, as determined by the Committee.

No Repricing

Except as approved by Baxalta’s shareholders or as adjusted for corporate transactions described above, the exercise price of an option or SAR may not be decreased after the date of grant nor may an option or SAR be surrendered to Baxalta as consideration for the grant of a replacement option or SAR with a lower exercise price, or repurchased or surrendered for cash consideration if the exercise price of the option or SAR exceeds the fair market value of the stock.

Spin-Off Awards

As part of the spin-off, certain employees of both Baxter and Baxalta who held awards of options, SARs or full-value awards granted under one of Baxter’s equity incentive plans automatically received, without further action by the Committee, grants of options, SARs or full-value awards with respect to the number of Baxter awards held by them (Replacement Awards), as described more fully in Item 11 of our Annual Report on Form 10-K under the sections entitled “Replacement Awards Granted in 2015” and “Outstanding Equity Awards at 2015 Year-End—Adjustments to Equity Awards in connection with the Spin-off.” To the extent that the Baxter award upon which a Replacement Award was based requires additional employment in order for the award to vest, the Replacement Award was subject to the same vesting schedule and, if the Replacement Award is held by a Participant who is an employee of Baxter, vesting will be conditioned upon the Participant’s continued employment by Baxter.

Special Director Provisions

Notwithstanding any other provision of the 2015 Plan to the contrary, unless otherwise provided by the Board of Directors, awards to non-employee directors shall be made in accordance with the terms of Baxalta’s non-employee director compensation plan as in effect from time to time, and all such awards shall be deemed to be made under the 2015 Plan. Baxalta’s 2015 non-employee director compensation plan provides for formulaic equity grants to directors. Directors receive annual grants of stock options with a value of $65,000 and restricted stock units with a value of $128,000 on the date of the annual shareholders meeting. The same grants will be received on the date of the spin-off by any non-employee director who was not a non-employee director of Baxter at the time of Baxter’s 2015 annual shareholders meeting and did not receive an annual grant under Baxter’s non-employee director compensation plan. If a person becomes a non-employee director other than on the date of an annual meeting, the person will receive a grant of options and restricted stock units with the value set forth above, but pro rated for the number of full months he or she will be a member of the Board of Directors until the next annual meeting. Both options and restricted stock units granted pursuant to the 2015 non-employee director compensation plan generally vest on the date of the first annual shareholders meeting following the date of grant, subject to accelerated vesting if a director dies or leaves the Board of Directors due to disability prior to the next annual shareholders meeting or, in the case of options, leaves the Board of Directors after serving for ten years (counting service on the Baxter Board of Directors) or attaining the age of 72.

Change in Control

In the event of a “Change in Control”, as defined in the 2015 Plan, no award that is not otherwise vested shall become vested solely as a result of the Change in Control, except as otherwise determined by the Committee in the case of a Change in Control that results in Baxalta no longer being publicly traded, or being acquired by an acquirer that does not assume the outstanding awards or provide for substitute awards. However, if a Participant’s employment is terminated by Baxalta without “Cause” or by the Participant for “Good Reason”, as both such terms are defined in the Plan, within twenty-four months following a Change in Control, then, unless otherwise provided in the applicable award agreement, all outstanding awards held by the Participant will fully vest on the date of the termination, and in the case of an option or SAR will remain outstanding until the end of the original term of the option or SAR. If vesting is dependent upon the achievement of performance goals, the goals will be deemed to have been met at the target level. A Replacement Award held by a Participant who is an employee of Baxter will vest if the Participant’s employment by Baxter is terminated without Cause or for Good Reason within twenty-four months following a Change in Control of Baxter.

Clawbacks

All awards granted under the 2015 Plan will be deemed to incorporate any clawback provisions adopted by Baxalta in accordance with applicable law, including those required by the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Committee may also include clawback provisions in any award agreement in cases including but not limited to violation by a Participant of Baxalta policies or restrictive covenant agreements.

Foreign Employees

Notwithstanding any other provision of the 2015 Plan to the contrary, the Committee may grant awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the 2015 Plan. In furtherance of such purposes, the Committee may make such modifications, amendments, procedures and subplans as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which Baxalta or a subsidiary operates or has employees.

Withholding

All awards and other payments under the 2015 Plan are subject to withholding of all applicable taxes, which withholding obligations may be satisfied, with the consent of the Committee, through the surrender of shares which the Participant already owns or to which a Participant is otherwise entitled under the 2015 Plan provided that previously-owned shares that have been held by the Participant or shares to which the Participant is entitled under the 2015 Plan may only be used to satisfy the minimum tax withholding required by applicable law (or other rates that will not have a negative accounting impact).

Amendment and Termination

The 2015 Plan is unlimited in duration and, in the event of termination (as described below) will remain in effect as long as any shares awarded under the 2015 Plan remain outstanding and not fully vested. No new awards can be made under the 2015 Plan on or after the tenth anniversary of the date on which the 2015 Plan was adopted by the

Board. No awards that are intended to qualify as performance-based compensation may be granted after the first shareholder meeting to occur in 2017 unless the shareholders approve the plan at or prior to such meeting.

The 2015 Plan may be amended or terminated at any time by the Board of Directors and any award under the 2015 Plan may be amended by the Board or the Committee, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living and if applicable, the affected beneficiary), adversely affect the rights of any Participant or, if applicable, beneficiary under any award granted under the 2015 Plan prior to the date such amendment is adopted by the Board of Directors (or the Committee, if applicable). Adjustments relating to corporate transactions are not subject to the foregoing limitations. No amendment will be made to the provisions of the 2015 Plan relating to prohibitions on repricing without the approval of Baxalta’s shareholders and no other amendment will be made to the 2015 Plan without the approval of Baxalta’s shareholders if shareholder approval of such amendment is required by law or the rules of any stock exchange on which shares of common stock are listed.

It is the intention of Baxalta that, to the extent that any provisions of the 2015 Plan or any awards granted under the 2015 Plan are subject to Section 409A of the Code (relating to nonqualified deferred compensation), the 2015 Plan and the awards comply with the requirements of Section 409A of the Code and it is the intention of Baxalta that the 2015 Plan and awards will be administered in good faith in accordance with such requirements and that the Committee will have the authority to amend any outstanding awards to conform to the requirements of Section 409A. None of Baxalta or any of its subsidiaries, however, guarantees that awards under the 2015 Plan will comply with Section 409A and the Committee is under no obligation to make any changes to any awards to cause such compliance.

Transferability

Awards under the 2015 Plan generally are not transferable except as designated by the Participant by will or by the laws of descent and distribution or, to the extent provided by the Committee, pursuant to a qualified domestic relations order (within the meaning of the Code and applicable rules thereunder). To the extent that the Participant who receives an award under the 2015 Plan has the right to exercise such award, the award may be exercised during the lifetime of the Participant only by the Participant. The Committee may permit awards under the 2015 Plan to be transferred to or for the benefit of the Participant’s family (including, without limitation, to a trust or partnership for the benefit of a Participant’s family), subject to such procedures as the Committee may establish. Incentive stock options may not be transferred to the extent that such transferability would violate the requirements applicable to such option under Section 422 of the Code.

United States Federal Income Tax Consequences

The following is a brief description of the U.S. Federal income tax treatment that will generally apply to awards under the 2015 Plan to U.S. taxpayers based on current U.S. Federal income tax laws and regulations presently in effect, which are subject to change, and it does not purport to be a complete description of the Federal income tax aspects of the 2015 Plan. A Participant may also be subject to state and local taxes in connection with the grant of awards under the 2015 Plan. Baxalta recommends that Participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Under present U.S. Federal income tax laws, awards granted under the 2015 Plan generally will have the following tax consequences:

Non-Qualified Options

The grant of a non-qualified option (NQO) will not result in taxable income to the Participant. Except as described below, the Participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares, and Baxalta will be entitled to a corresponding deduction, subject to Section 162(m) of the Code and other limitations on the deductibility of compensation generally. Gains or losses realized by the Participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

The exercise of an NQO through the delivery of previously acquired stock will generally be treated as a non-taxable, like-kind exchange as to the number of shares surrendered and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are given up. The value of the shares received upon such an exchange that are in excess of the number given up will be includible as ordinary income to the Participant at the time of the exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of such shares determined at the time of exercise.

Incentive Stock Options

The grant of an incentive stock option (ISO) will not result in taxable income to the Participant. The exercise of an ISO will not result in taxable income to the Participant provided that the Participant was, without a break in service, an employee of Baxalta or a subsidiary (as defined in Section 424 of the Code) during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the Participant is disabled, as that term is defined in the Code).

The excess of the fair market value of the shares at the time of the exercise of an ISO over the exercise price is an adjustment that is included in the calculation of the Participant’s alternative minimum taxable income for the tax year in which the ISO is exercised. For purposes of determining the Participant’s alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the ISO exercise, the Participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the Participant does not sell or otherwise dispose of the stock within two years from the date of the grant of the ISO or within one year after receiving the transfer of such stock, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the Participant as capital gain, and Baxalta will not be entitled to any deduction for Federal income tax purposes. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the Participant will generally realize ordinary income, and a corresponding deduction will be allowed to Baxalta, at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the Participant will recognize no income and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

If a Participant dies either while employed, or within three months after terminating employment (one year in the case of disability), the foregoing provisions will apply to the exercise of an ISO by the Participant’s estate, even if the exercise occurs more than three months (or one year) after the date of termination and the estate disposes of the stock less than two years from the date (of grant or less than one year from the date of exercise).

Stock Appreciation Rights

The grant of an SAR will not result in taxable income to the Participant. Upon exercise of an SAR, the amount of cash or the fair market value of shares received will be taxable to the Participant as ordinary income, and a corresponding deduction will be allowed to Baxalta, subject to Section 162(m) of the Code and other limitations on the deductibility of compensation generally. Gains or losses realized by the Participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Full Value Awards

Generally, a Participant who has been granted a full value award will not realize taxable income at the time of grant, and Baxalta will not be entitled to a deduction at that time. The Participant will have taxable income at the time of distribution equal to the amount of cash received and the then fair market value of the distributed shares, and Baxalta will be entitled to a corresponding deduction, subject to Section 162(m) of the Code and other limitations on the deductibility of compensation generally.

If the full award consists of shares that are subject to restrictions, then assuming that the restrictions on the award constitute a “substantial risk of forfeiture” for U.S. federal income tax purposes, the Participant will not realize taxable income at the time of grant and Baxalta will not be entitled to a deduction at that time. Upon the vesting of shares subject to the award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares and Baxalta will be entitled to a corresponding deduction, subject to Section 162(m) of the Code and other limitations on the deductibility of compensation generally. Gains or losses realized by the Participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends, if any, paid to the holder during the restriction period will also be compensation income to the Participant and deductible as compensation expense by Baxalta. If the restrictions on the award do not constitute a substantial risk of forfeiture or if the Participant elects, pursuant to Section 83(b) of the Code, to recognize income at the date of grant of the award, the Participant will recognize income at the date of grant equal to the fair market value of the shares at the date of grant, the applicable capital gain holding period will commence as of that date, and Baxalta will be entitled to a deduction for compensation expense at the time of grant, subject to Section 162(m) of the Code and other limitations on the deductibility of compensation generally, and dividends paid during the restriction period will be treated as dividends rather than additional compensation for tax purposes.

Cash Incentive Awards

A Participant will realize taxable income at the time the cash incentive award is distributed, and Baxalta will be entitled to a corresponding deduction, subject to Section 162(m) of the Code and other limitations on the deductibility of compensation generally.

Change in Control

Any acceleration of the vesting or payment of awards under the 2015 Plan in the event of a Change in Control (as defined under Section 280G of the Code) in Baxalta may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Code, which may subject the Participant to a 20% excise tax and which may not be deductible by Baxalta.

DESCRIPTION OF BAXALTA’S CAPITAL STOCK

The following is a summary of the material terms of Baxalta’s capital stock that are contained in Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on Baxalta’s capital stock. The amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Baxalta’s authorized capital stock consists of 2.5 billion shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share. Baxalta’s Board of Directors may establish the rights and preferences of the preferred stock from time to time. On June 29, 2015, Baxalta designated 10,000,000 shares of preferred stock as the Series A Junior Participating Preferred Stock in connection with the issuance of the Rights (defined below). As of December 31, 2015, 679,287,500 shares of Baxalta’s common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each holder of Baxalta common stock is entitled to one vote for each share on all matters to be voted upon by the holders of Baxalta common stock, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Baxalta common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Baxalta, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of Baxalta common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The powers, preferences and rights of the holders of Baxalta common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Baxalta may designate and issue in the future.

Preferred Stock

Under the terms of Baxalta’s amended and restated certificate of incorporation, its Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law (DGCL), and by the amended and restated certificate of incorporation, to issue up to 100 million shares of preferred stock in one or more series without further action by the holders of its common stock. Baxalta’s Board of Directors has the discretion, subject to limitations prescribed by the DGCL and by Baxalta’s amended and restated certificate of incorporation, to determine the powers, preferences and rights and the qualifications, limitations or restrictions thereof, including voting rights, dividend rights, conversion rights, redemption provisions and liquidation preferences, of each series of preferred stock.

Rights Agreement

On June 29, 2015, Baxalta’s Board of Directors declared a dividend distribution of one preferred stock purchase right (a Right) for each outstanding share of common stock. The terms of the Rights are set forth in the Rights Agreement dated as of June 30, 2015 (the Rights Agreement), by and between Baxalta and Computershare Trust Company, N.A. and Computershare Inc. collectively as rights agent (together, the Rights Agent), which is filed as an exhibit to the registration statement of which this prospectus forms a part. The dividend was paid on June 30, 2015 to Baxter, Baxalta’s sole shareholder of record on June 30, 2015 (the Record Date).

The Rights. A Right has been issued with respect to each outstanding share of common stock. Rights will also be issued with respect to all shares of common stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below). Each Right entitles the holder to purchase from Baxalta one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Baxalta (the Preferred Stock) at a price of $200 per one one-thousandth of a share of Preferred Stock, subject to adjustment (the Purchase Price). Until a Right is exercised, the holder thereof, as such, will have no separate rights as a shareholder of Baxalta, including the right to vote or to receive dividends in respect of Rights.

Acquiring Person. Under the Rights Agreement, an Acquiring Person is any person or group (other than Baxalta and certain other exempt persons), together with persons affiliated or associated with such person, who is or becomes the beneficial owner of 10% or more of the outstanding shares of common stock, other than as a result of (a) preexisting beneficial ownership of 10% or more, (b) repurchases of stock by Baxalta or (c) certain inadvertent actions by institutional or certain other shareholders.

Distribution of Rights Certificates. Initially, the Rights will be evidenced by notations on the book-entry interests representing the common stock and not by separate certificates, and the Rights are transferable with and only with shares of common stock. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock on a distribution date (the Distribution Date) which will occur upon the earlier of (i) 10 business days following a public announcement that a person has become an Acquiring Person (the Stock Acquisition Date) and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (Right Certificates) will be mailed to holders of record of the common stock as of the close of business on the Distribution Date, and the separate Right Certificates alone will evidence the Rights. Except as otherwise determined by the Board, only shares of common stock issued prior to the Distribution Date will be issued with the Rights.

Exercise Period. The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on May 1, 2016 (the Expiration Date), unless earlier redeemed, exchanged or terminated as described below.

Flip-In Trigger. In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of Baxalta) having a value equal to two times the Purchase Price of the Right. Rights that are beneficially owned by any Acquiring Person and certain related persons and transferees will be null and void. However, Rights are not exercisable for 10 business days following the occurrence of the event set forth above.

For example, at a Purchase Price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $400 worth of common stock (or other consideration, as noted above) for $200.

Flip-Over Trigger. In the event that, at any time following the Stock Acquisition Date, (i) Baxalta engages in a merger or other business combination transaction in which Baxalta is not the surviving corporation, (ii) Baxalta engages in a merger or other business combination transaction in which Baxalta is the surviving corporation and the common stock is changed or exchanged or (iii) 50% or more of Baxalta’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature. At any time after a person has become an Acquiring Person, but before a person has acquired beneficial ownership of 50% or more of the outstanding common stock, the Board may exchange the Rights (other than Rights held by an Acquiring Person and certain related persons and transferees, which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Preferred Stock, per Right, subject to adjustment.

Equitable Adjustments. The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock and (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. Baxalta will not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock), and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption of Rights. At any time prior to the earlier to occur of (i) the Stock Acquisition Date or (ii) May 1, 2016, Baxalta may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment of Rights. Any of the provisions of the Rights Agreement may be amended by the Board prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein.

Preferred Stock. The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1 per share and 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of $1,000 per share and 1,000 times the payment made per share of common stock. Each share of Preferred Stock will have 1,000 votes per share, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock.

Anti-Takeover Effects. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire Baxalta on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board prior to the occurrence of a Triggering Event, because until such time the Rights may generally be redeemed by Baxalta at $0.001 per Right.

Amendment to Rights Agreement. On January 11, 2016, in connection with entering into the merger agreement, Baxalta entered into an amendment (the Rights Amendment) to the Rights Agreement, which provides that, among other things, (i) none of Shire, Merger Sub or any of their subsidiaries, affiliates or associates is an Acquiring Person as a result of the merger agreement and the transactions contemplated thereby, (ii) a Distribution Date or a Stock Acquisition Date does not occur, in each case, as a result of the merger agreement and the transactions contemplated thereby and (iii) the Expiration Date is amended to be the earlier of May 1, 2016 and the Merger closing date immediately prior to the effective time of the Merger.

The Rights Amendment also provides that if for any reason the merger agreement is terminated in accordance with its terms, the Rights Amendment will be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of the Rights Amendment.

Anti-Takeover Effects of Various Provisions of Delaware Law and Baxalta’s Amended and Restated Certificate of Incorporation and Bylaws

In addition to the rights described above under “—Rights Agreement”, provisions of the DGCL and Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Baxalta by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with Baxalta’s Board of Directors. Baxalta believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Baxalta is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Baxalta’s Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Baxalta’s shareholders.

Classified Board. Baxalta’s amended and restated certificate of incorporation provides that its Board of Directors is to be divided into three classes. The directors in the first of the three classes have terms expiring at the 2016 annual meeting of shareholders. The directors in the second of the three classes have terms expiring at the 2017 annual meeting of shareholders, and the directors in the third of the three classes have terms expiring at the 2018 annual meeting of shareholders. Commencing with the 2016 annual meeting of shareholders, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Baxalta’s amended and restated by-laws provide that at any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with incumbent directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election. Under the classified Board provisions, it would take at least two elections of directors for any individual or group to gain control of Baxalta’s Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Baxalta.

Removal of Directors. Baxalta’s amended and restated certificate of incorporation provides that its shareholders may only remove its directors for cause.

Amendments to Certificate of Incorporation. Baxalta’s amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of its voting stock then outstanding is required to amend certain provisions, including relating to the number, term and removal of its directors, the filling of its Board vacancies, the calling of special meetings of shareholders, shareholder action by written consent, director and officer indemnification, and the amendment, adoption, alternation or repeal of Baxalta’s amended and restated bylaws.

Amendments to Bylaws. Baxalta’s amended and restated by-laws provide that they may be amended, adopted, altered or repealed by Baxalta’s Board of Directors or may be amended or repealed by the affirmative vote of holders of at least 80% of Baxalta’s shares present in person or by proxy and entitled to vote on the matter at any meeting of the shareholders if notice of such proposed amendment or repeal is contained in the notice of such meeting.

Size of Board and Vacancies. Baxalta’s amended and restated certificate of incorporation provides that the number of directors on its Board of Directors will be fixed exclusively by its Board of Directors at a number of directors not less than four (4) and not more than thirteen (13). Any vacancies created in its Board of Directors resulting from any increase in the number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Baxalta’s Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Shareholder Meetings. Baxalta’s amended and restated certificate of incorporation provides that only the chairman of its Board of Directors, its chief executive officer or its Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors may call special meetings of Baxalta shareholders. Shareholders may not call special shareholder meetings.

Shareholder Action by Written Consent. Baxalta’s amended and restated certificate of incorporation expressly eliminates the right of its shareholders to act by written consent. Shareholder action must take place at a duly called annual meeting or a special meeting of Baxalta shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Baxalta’s amended and restated by-laws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of its Board of Directors.

No Cumulative Voting. The DGCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Baxalta’s amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority of Baxalta’s Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Baxalta’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Baxalta’s Board of Directors is able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to eliminate or limit the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Baxalta’s amended and restated certificate of incorporation includes such an exculpation provision. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that require Baxalta to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of Baxalta or any of its subsidiaries. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Baxalta must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to Baxalta’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by Baxalta. Baxalta’s amended and restated certificate of incorporation expressly authorizes Baxalta to carry insurance to protect Baxalta’s directors and officers against liability asserted against them or incurred by them in any such capacity.

The limitation of liability and indemnification provisions in Baxalta’s amended and restated certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Baxalta’s directors and officers, even though such an action, if successful, might otherwise benefit Baxalta and its shareholders. However, these provisions do not limit or eliminate Baxalta’s rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, investments in Baxalta may be adversely affected to the extent that, in a class action or direct suit, the company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

Baxalta’s amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Baxalta, any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer of Baxalta to Baxalta or Baxalta’s shareholders, creditors or other constituents, any action asserting a claim against Baxalta or any current or former director or officer of Baxalta arising pursuant to any provision of the DGCL or Baxalta’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Baxalta or any current or former director or officer of Baxalta that relates to the internal affairs or governance of Baxalta that arises under or by virtue of the laws of the State of Delaware. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another state court sitting in the State of Delaware.

Authorized but Unissued Shares

Baxalta’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval unless otherwise required by applicable law, including any stock exchange requirement. Baxalta may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Baxalta by means of a proxy contest, tender offer, merger or otherwise.

Listing

Baxalta’s common stock is listed on the NYSE under the symbol “BXLT.”

Transfer Agent and Registrar

The transfer agent and registrar for Baxalta’s common stock is Computershare:

Computershare

P.O. Box 30170

College Station, TX 77842-3170

(866) 433-8297

www.computershare.com/investor

LEGAL MATTERS

Stephanie D. Miller, Baxalta’s Senior Vice President, Associate General Counsel and Corporate Secretary, has passed upon certain legal matters for us with respect to the securities. Ms. Miller owns shares of, and options on, Baxalta common stock, both directly and as a participant in various stock and employee benefit plans.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We post on our public website (www.baxalta.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. Baxalta has not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to “incorporate by reference” in this prospectus information that we file with it, which means that we are disclosing important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents filed by Baxalta listed below (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K):

•	Baxalta’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 3, 2016; and

•	Baxalta’s Current Reports on Form 8-K filed with the SEC on January 11, 2016 and February 16, 2016.

By incorporating by reference our Annual Report on Form 10-K and our Current Reports on Form 8-K, we can disclose important information to you by referring you to our Annual Report on Form 10-K and our Current Reports on Form 8-K, which are considered part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by writing or telephoning us at the following address:

Corporate Secretary

Baxalta Incorporated

1200 Lakeside Drive

Bannockburn, Illinois 60015

(224) 940-2000

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Item	Amount
Securities and Exchange Commission registration fee	$13,086
Legal fees and expenses	$50,000
Accounting fees and expenses	$20,000
Printing expenses	$25,000

Total	$108,086

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Baxalta’s amended and restated certificate of incorporation includes such an exculpation provision. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that require Baxalta to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of Baxalta or any of its subsidiaries. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Baxalta must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to Baxalta’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by Baxalta. Baxalta’s amended and restated certificate of incorporation expressly authorizes Baxalta to carry insurance to protect Baxalta’s directors and officers against liability asserted against them or incurred by them in any such capacity.

The registrant has entered into indemnification agreements with its directors and officers. Subject to certain limited exceptions, under these agreements, the registrant will be obligated, to the fullest extent authorized by the DGCL, to indemnify such directors and officers against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the registrant or were officers, directors, employees or agents of any other corporation or enterprise of which they were serving at the request of the registrant. The registrant also maintains liability insurance for its directors and officers in order to limit its exposure to liability for indemnification of such persons.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the formation of Baxalta on September 8, 2014, Baxalta issued 100 shares of its common stock to Baxter pursuant to Section 4(a)(2) of the Securities Act. Baxalta did not register this issuance of shares under the Securities Act because such issuance did not constitute a public offering. On June 23, 2015, Baxalta issued $5 billion aggregate principal amount of senior notes for an aggregate offering price of $4.98 billion (before underwriting discounts of approximately $30 million). The notes were sold to a group of initial purchasers for whom Citigroup Global Markets Inc., Goldman Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC acted as representatives pursuant to Section 4(a)(2) of the Securities Act and resold by the initial purchasers (a) within the United States to “qualified institutional buyers” (within the meaning of Rule 144A under the Securities Act) and (b) outside the United States in reliance upon Regulation S under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

None.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bannockburn, State of Illinois, on March 3, 2016.

Baxalta Incorporated.

By:	/s/ Ludwig N. Hantson
Name: Ludwig N. Hantson, Ph.D.
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 3, 2016.

Signature	Title

* Ludwig N. Hantson, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)

* Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer (principal financial officer)

* John A. McCoy	Senior Vice President and Controller (principal accounting officer)

* Wayne T. Hockmeyer, Ph.D.	Chairman of the Board

* Blake E. Devitt	Director

* John D. Forsyth	Director

* Gail D. Fosler	Director

* James R. Gavin III, M.D., Ph.D.	Director

* Albert P.L. Stroucken	Director

* By:	/s/ Robert J. Hombach
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1†	Separation and Distribution Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 2.1 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

2.2	Agreement and Plan of Merger, dated as of January 11, 2016, among Shire plc, BearTracks, Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 2.1 to Baxalta Incorporated’s Current Report on Form 8-K, filed January 11, 2016, File No. 1-36782).

3.1	Amended and Restated Certificate of Incorporation of Baxalta Incorporated (incorporated by reference to Exhibit 3.1 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

3.2	Amended and Restated Bylaws of Baxalta Incorporated (incorporated by reference to Exhibit 3.2 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of Baxalta Incorporated (incorporated by reference to Exhibit 3.1 to Baxalta Incorporated’s Registration Statement on Form 8-A filed on June 30, 2015, File No. 1-36782).

4.1	Shareholder’s and Registration Rights Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 4.2 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

4.2	Indenture between Baxalta Incorporated and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 23, 2015 (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 23, 2015, File No. 1-36782).

4.3	First Supplemental Indenture, to the Indenture dated as of June 23, 2015, between Baxalta Incorporated and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 23, 2015 (incorporated by reference to Exhibit 4.2 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 23, 2015, File No. 1-36782).

4.4	Registration Rights Agreement, dated as of June 23, 2015, by and among Baxalta Incorporated, Baxter International Inc. and Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 23, 2015, File No. 1-36782).

4.5	Rights Agreement, dated as of June 30, 2015, by and between Baxalta Incorporated and Computershare Trust Company, N.A. and Computershare Inc. collectively as Rights Agent (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form 8-A filed on June 30, 2015, File No. 1-36782).

4.6	Amendment to Rights Agreement, dated as of January 11, 2016, among Baxalta Incorporated, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Current Report on Form 8-K, filed January 11, 2016, File No. 1-36782).

1

Exhibit No.	Description

C 5.1**	Opinion of Stephanie D. Miller.

C 10.1	Form of Severance Agreement (incorporated by reference to Exhibit 10.1 to Baxalta Incorporated’s Amendment No. 2 to the Registration Statement on Form 10 of Baxalta Incorporated, filed on April 10, 2015, File No. 1-36782).

10.2	Transition Services Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.1 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.3	Tax Matters Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.2 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.4	Manufacturing and Supply Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.3 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.5	Employee Matters Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.4 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.6	Trademark License Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.5 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.7	International Commercial Operations Agreement, dated as of June 30, 2015, by and among Baxalta World Trade LLC, Baxalta GmbH, Baxalta Holding B.V., Baxter World Trade Corporation, Baxter Healthcare SA and Baxter Holding B.V. (incorporated by reference to Exhibit 10.6 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.8	Long Term Services Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.7 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.9	Galaxy License Agreement, dated as of June 30, 2015, by and among Baxter International Inc., Baxter Healthcare SA and Baxalta Incorporated (incorporated by reference to Exhibit 10.8 to the Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.10	Office Lease Agreement between Hub Mid-West LLC and Baxter Healthcare Corporation, dated February 20, 2015 (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the Registration Statement on Form 10 of Baxalta Incorporated, filed on May 29, 2015, File No. 1-36782).

10.11	Five-Year Credit Agreement, dated as of July 1, 2015, among Baxalta Incorporated as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions named therein (incorporated by reference to Exhibit 10.9 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

10.12	Amendment No. 1 to Five-Year Credit Agreement, dated as of November 12, 2015, among Baxalta Incorporated as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions therin (incorporated by reference to Exhibit 10.1 to Baxalta Incorporated’s Quarterly Report on Form 10-Q filed on November 12, 2015, File No. 1-36782)

2

Exhibit No.	Description

C 10.13	2015 Baxalta Incorporated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.10 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

C 10.14	Baxalta Incorporated Directors’ Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

C 10.15	Baxalta Incorporated 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form S-8, File No. 333-205329 filed on June 29, 2015, File No. 1-36782).

C 10.16	Baxalta Incorporated Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form S-8, filed on June 29, 2015, File No. 333-205332).

C 10.17	Amendment to the Baxalta Incorporated Employee Stock Purchase Plan (incorporated by reference to Baxalta Incorporated’s Annual Report on Form 10-K, filed on March 3, 2016, File No. 1-36782).

C 10.18	Baxalta Incorporated and Subsidiaries Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form S-8, filed on June 29, 2015, File No. 333-205330).

C 10.19	Baxalta Incorporated and Subsidiaries Supplemental Pension Plan (incorporated by reference to Exhibit 10.15 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

C 10.20	Form of Severance Agreement entered into with executive officers (incorporated by reference to Exhibit 10.16 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

C 10.21	Form of Severance Agreements Amendment between Baxalta Incorporated and certain of Baxalta Incorporated’s executive officers (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016, File No. 1-36782).

C 10.22	Amendment to Form of Severance Agreement entered into with executive officers, effective as of November 11, 2015 (incorporated by reference to Exhibit 10.2 to Baxalta Incorporated’s Quarterly Report on Form 10-Q filed on November 12, 2015, File No. 1-36782).

C 10.23	Baxalta Incorporated Equity Plan (incorporated by reference to Exhibit 10.17 to Baxalta Incorporated’s Current Report on Form 8-K filed on July 2, 2015, File No. 1-36782).

C 10.24	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form 10 of Baxalta Incorporated, filed on April 10, 2015, File No. 1-36782).

10.25	Letter Agreement, dated as of January 11, 2016, among Baxter International Inc., Shire plc and Baxalta Incorporated (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016, File No. 1-36782).

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Exhibit No.	Description

21.1	Subsidiaries of Baxalta Incorporated (incorporated by reference to Baxalta Incorporated’s Annual Report on Form 10-K, filed on March 3, 2016, File No. 1-36782).

23.1*	Consent of PricewaterhouseCoopers LLP.

24.1**	Powers of Attorney (included on signature page to Amendment No. 1 to the Registration Statement on Form S-1, filed on July 7, 2015, File No. 333-205173).

*	Filed herewith.
**	Previously filed.
†	Baxalta Incorporated hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request.
C	Management contract or compensatory plan or arrangement.

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